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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F ___X___     Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes _______     No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

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On August 23, 2001, EXFO Electro-Optical Engineering Inc., a Canadian
corporation, issued a press release in which it announced that it has entered into an agreement to acquire Avantas Networks Corporation. This report on Form 6-K sets forth the news release relating to EXFO's announcement and the press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to amend certain material information as set forth in said Form F-3.

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[EXFO LETTERHEAD]
[PRESS RELEASE]

EXFO ACQUIRES AVANTAS NETWORKS, A LEADING-EDGE PROTOCOL LAYER TESTING COMPANY

COMBINED COMPANY BECOMES A LEADING GLOBAL SUPPLIER OF FIBER-OPTIC PHYSICAL AND PROTOCOL LAYER TESTING EQUIPMENT

QUEBEC CITY, CANADA, August 23, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today it has entered into an agreement to acquire Avantas Networks Corporation for approximately US$65 million, or US$93 million for the equity minus US$28 million of Avantas cash on hand. Consideration paid consists of approximately 4.4 million EXFO shares and US$36 million in cash.

Avantas, a Montreal-based, pre-revenue company that recently released datacom and telecom testers capable of measuring up to 10 Gb/s systems, is a supplier of leading-edge fiber-optic testing and optical network performance management equipment that supports a wide range of protocols and data transmission rates.

Based on the latest ASIC and FPGA technologies, its portable Service Test Gear
(STG) Series products represent the only solution that supports multi-protocols like ATM, SONET, SDH, Gigabit Ethernet and Ethernet, as well as data transmission rates from OC-192 (10 Gb/s) down to DS0 (64 kb/s) in North America and STM-64 (10 Gb/s) down to E0 (64 kb/s) in Europe and abroad, on a single platform. These feature-rich-instruments, with one of the smallest footprints in the industry, test critical network performance parameters.

Avantas' remote optical network performance management system, Network Guardian G2, provides real-time surveillance 24 hours per day, seven days per week. A single administrator can simultaneously observe critical Quality of Service
(QoS) parameters at key locations in the network by relying on data from remote Network Guardians. This system is fully complementary to EXFO's remote fiber test system.

Similar to EXFO's product portfolio, these product lines are designed for telecommunications carriers, system manufacturers and research labs.

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[EXFO LETTERHEAD]
[PRESS RELEASE]

"This strategic acquisition enables us to leverage our 16-year leadership in physical layer testing and address the new protocol layer testing requirements emerging with advanced DWDM networks," said Germain Lamonde, Chairman, President and CEO of EXFO. "We will now be able to offer our customers a one-stop solution for all of their fiber-optic testing needs. In fact, we plan to integrate both physical and protocol layer technologies inside our FTB-400 Universal Test System and IQ platform.

"Bridging the two technologies inside one box is something the market has been anxiously awaiting for quite some time."

This transaction enables EXFO to enter the lucrative fiber-optic protocol layer testing sector and significantly increase its addressable market size. The global fiber-optic protocol layer test equipment market is expected to increase from US$1.6 billion in 2001 to US$3.1 billion in 2005, according to a May 2001 global market study on ATM, SONET and SDH test equipment from Frost and Sullivan, a leading high-tech market research firm.

"It's a terrific match between Avantas and EXFO," said Sami Yazdi, Chairman, President and CEO of Avantas. "We are bringing state-of-the-art technology and a leading-edge development team on the protocol layer testing side, while they're delivering strong brand name recognition and a global sales channel.

"It's also an ideal fit in terms of culture, product development and management to become industry leaders in our space."

EXFO plans to take advantage of Avantas' strong research and development team--60 out of approximately 100 employees are engineers with experience at companies like Nortel Networks, Marconi and Cisco--to quickly gain market share in the protocol layer testing market.

The Avantas acquisition has been approved by the board of directors of both companies, but it is subject to regulatory approval and other customary closing conditions. The deal is expected to close by the end of the first quarter of fiscal 2002. The transaction will be accounted for under purchase accounting.

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[EXFO LETTERHEAD]
[PRESS RELEASE]

EXFO will host a conference call at 4:45 p.m. (Eastern time) today to discuss the details of the transaction. To access the call, dial (416) 641-6701 or 1-888-209-3772.

A replay of the conference call can be accessed until midnight (Eastern time) on August 30, 2001. The replay number is (416) 626-4100 and the password is 19602480.

The audio Webcast of this call can also be accessed live on EXFO's Web site, under Investors, at 4:45 p.m. (Eastern time) today. Guests are invited to click on the Web cast icon and register. A replay of the Webcast will be available for 30 days.

The highlights of this transaction are available on EXFO's Web site, www.exfo.com, under Acquisitions in the Investors section.

ABOUT EXFO

EXFO, which derives its name from EXpertise in Fiber Optics, is a leading designer and manufacturer of fiber-optic test, measurement and automation solutions for the telecommunications industry. EXFO markets its products to more than 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products mainly for two markets. The Portable and Monitoring Division provides handheld and modular instruments primarily to telecommunications carriers. The Industrial and Scientific Division, Burleigh Instruments and EFOS design an extensive line of high-performance instruments and automated manufacturing solutions for optical component and system vendors as well as for research and development labs.

[EXFO LETTERHEAD]
[PRESS RELEASE]

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.


FOR MORE INFORMATION:

Mike Lamanna
Manager, Investor Relations
(418) 683-0211
michael.lamanna@exfo.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                            EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            By: /s/ Germain Lamonde
                                -------------------------------------
                                Name: Germain Lamonde
                                Title: President and Chief Executive Officer


Date:  August 24, 2001